PRESS RELEASE

Banro Appoints New Chief Financial Officer

Toronto, Canada – July 7, 2017 – Banro Corporation (the “Company” or “Banro”) (NYSE MKT - "BAA"; TSX - "BAA") is pleased to announce the appointment of Rory Taylor as Chief Financial Officer of Banro. Mr. Taylor is a senior finance executive with over 18 years of international public company experience. Most recently, Mr. Taylor served as Chief Financial Officer of Aura Minerals Inc. Before that, Mr. Taylor served in senior financial positions for various international companies including Endeavour Mining Corporation and Crew Gold Corporation. These companies owned and operated gold mines and various exploration properties in South and Central America, West Africa, Greenland and the Philippines. He holds a South African CA designation and received a Bachelor of Commerce degree from the University of Cape Town.

The Company thanks Michael Li for serving as Interim CFO while the Company conducted its search for a new CFO. Mr. Li remains a director of Banro and will continue to support Banro’s financial operations as a consultant over the next several months.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and on production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact Investor Relations at:

+1 (416) 366-2221
+1-800-714-7938
info@banro.com.